STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York  10038

January 31, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Karen L. Rossotto

Re:	Dreyfus Investment Funds (the "Registrant")
File Numbers: 33-08214; 811-04813

Ladies and Gentlemen:

Pursuant to Rule 485(b) under the Securities Act of 1933, as amended, Post-Effective Amendment No. 158 (the "Amendment") to the Registrant's Registration Statement on Form N-1A (the "Registration Statement") was transmitted for filing on January 28, 2013.  The Amendment reflected changes made in response to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on Amendment No. 157 to the Registration Statement, filed on November 30, 2012 ("Amendment No. 157"), that were provided to the undersigned by Karen L. Rossotto of the Staff via telephone on January 14, 2013 and other non-material changes.  Amendment No. 157 was filed in order to add a new share class, Class A, to Dreyfus/The Boston Company Small Cap Value Fund, a series of the Registrant.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response provided on behalf of the Registrant is set out immediately following each comment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Prospectus

Fund Summary—Fees and Expenses

1.
Staff Comment:  To more closely conform to the requirements of Item 3 in Form N-1A, please move the following sentence out of the narrative before the fee table and add the sentence as a footnote to the table:  "Class A shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a deferred sales charge of 1.00% if redeemed within one year."

Response:  The requested change has been made.

Fund Summary—Principal Investment Strategy

2.
Staff Comment:  Because the Russell 2000® Value Index is being used to define small-cap companies, please add the following language after the reference to the Russell 2000® Value Index:  "as of the index's most recent reconstitution date."

Response: The requested change has been made.

Fund Summary—Performance

3.
Staff Comment:  As required by Instruction 3(b) to Item 4 in Form N-1A, in the paragraph following the "Year-by-Year Total Returns" bar chart, please add the following sentence after the second sentence:  "Class A shares would have had substantially similar annual returns as Class I shares because each share class is invested in the same portfolio of securities and the annual returns would have differed only to the extent that the classes do not have the same expenses."

Response:  The requested change has been made.

Fund Summary—Purchase and Sale of Fund Shares

4.
Staff Comment:  Please revise the following sentence to clarify whether it is applicable to both shares classes:  "In general, the fund's minimum initial investment is $1,000 and the minimum subsequent investment is $100."

Response:  The referenced sentence has been revised and now reads as follows:  "In general, for each share class the fund's minimum initial investment is $1,000 and the minimum subsequent investment is $100."

Fund Details—Goal and Approach

5.	Staff Comment: Please add the following language after the reference to the Russell 2000® Value Index: "as of the index's most recent reconstitution date."

Response:  The requested change has been made.

6.	Staff Comment: In the fourth sentence of the first paragraph, please change the date "December 31, 2012" to the index's most recent reconstitution date.

Response:  The requested change has been made.

7.
Staff Comment:  Please review the description of the types of securities in which the fund invests or may invest (i.e., preferred stock, convertible securities, REITs, ETFs, foreign companies, etc.) and consider whether any of the listed securities are part of the fund's principal investment strategy.  If so, add appropriate disclosure to the "Fund Summary" section.

Response:  We have been advised by management of the Registrant that the "Fund Summary—Principal Investment Strategy" section appropriately reflects the fund's principal investment strategy.

8.
Staff Comment:  If convertible securities are included in the 80% of the fund's net assets to be invested in stocks, please confirm that such convertible securities are immediately convertible into common stock.

Response:  Management of the Registrant has confirmed that any convertible securities that are included in the 80% of the fund's net assets to be invested in stocks are immediately convertible into common stock.

9.
Staff Comment:  The last sentence of the first paragraph states:  "The fund also may invest in exchange-traded funds (ETFs) and similar structured pooled investment vehicles in order to provide exposure to certain equity markets."  Please clarify what the fund considers to be "similar structured pooled investment vehicles" and "certain equity markets."  In addition, please confirm that acquired fund fees and expenses do not exceed one basis point.  If acquired fund fees and expenses exceed one basis point, please add appropriate disclosure to the fee table.

Response:  The reference to "similar structured pooled investment vehicles" has been removed, and the reference to "provide exposure to certain equity markets" has been revised as follows:  "provide additional exposure to certain small-cap equity markets."  Management of the Registrant has confirmed that acquired fund fees and expenses  do not exceed one basis point.

10.
Staff Comment:  The first sentence of the second paragraph states:  "Although the fund normally invests in U.S.-based companies, it may invest up to 15% of its assets in foreign companies, including up to 10% of its assets in issuers located in emerging market countries, and up to 3% of its assets in issuers of any one specific emerging market country.  Please provide more detail on the fund's definition of "foreign companies."  Also, if the fund focuses on a specific country, please add appropriate disclosure.

Response:  The following has been inserted following the reference to foreign companies:  "(i.e., organized under the laws of countries other than the U.S.)."  As the fund does not focus on a specific country, we have not added any country-specific disclosure.

Fund Details—Investment Risks

11.	Staff Comment: Please tie the derivatives risk disclosure to the specific derivatives utilized by the fund.

Response:  Specific references to forward contracts and over-the-counter options have been added.

12.
Staff Comment:  With respect to the fourth sentence in the risk disclosure regarding investments in fixed-income securities, if the fund maintains an average portfolio maturity, please provide relevant disclosure.

Response:  As the fund focuses its investments in equity securities (normally investing at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of small-cap U.S. companies), it does not maintain an average portfolio maturity with respect to its investments in fixed-income securities.

Fund Details—Management

13.	Staff Comment: Please remove all references to Rule 12b-1 fees in the fifth paragraph as the fund does not have any Rule 12b-1 fees.

Response:  The referenced paragraph is used for all funds in the Dreyfus Family of Funds, which use a document content management system, Command Automated Publishing System ("CAPS"), to promote consistency of disclosure across fund prospectuses.  As a result certain language, such as the referenced paragraph, is standard in all prospectuses to minimize potential errors and inconsistencies.  Since the referenced language is "any . . . 12b-1 fees" and the fund has no such fees, we do not believe that the language is inaccurate or confusing for investors.

Shareholder Guide—Choosing a Share Class

14.
Staff Comment:  Please remove all references to CDSCs in the third paragraph as a CDSC will only be charged on Class A shares bought without an initial sales charge as part of an investment of $1 million or more if the shares are redeemed within one year.

Response:  In consideration of CAPS, the Shareholder Guide is standardized across funds with similar share class structures (see the response to Comment 13).  Since the referenced language is "any … (CDSC)" and the limited application of the CDSC is described elsewhere, we do not believe that the language is inaccurate or confusing for investors.

15.
Staff Comment:  Please revise the first sentence under "CDSC Waivers" to specify that a CDSC will only be charged on Class A shares bought without an initial sales charge as part of an investment of $1 million or more if the shares are redeemed within one year.

Response:  The referenced sentence states "CDSC on Class A shares," and this CDSC is described elsewhere in the prospectus, including in "Fees and Expenses" on page 1 of the prospectus and the page preceding the referenced language.  As a result, we do not believe that repeated explanations each time the CDSC on Class A shares is referenced are necessary and would add additional, redundant language that lengthens the disclosure and potentially impedes clarity and investor understanding.

16.	Staff Comment: Please clarify the first sentence under "Class I Shares" as the reference to "an investment of less than $1 million" is confusing.

Response:  We believe that the referenced sentence is clear and respectfully decline to revise the sentence.

Shareholder Guide—Buying and Selling Shares

17.
Staff Comment:  In the second paragraph under "How to Sell Shares," please clarify that a CDSC will only be charged on Class A shares bought without an initial sales charge as part of an investment of $1 million or more if the shares are redeemed within one year.

Response:   Please see the response to Comment 15.  We do not believe that repeated explanations each time the CDSC is referenced are necessary and would add additional, redundant language that lengthens the disclosure and potentially impedes clarity and investor understanding.

SAI

Part I—Portfolio Turnover Variation

18.
Staff Comment:  For the funds with "volatile market conditions" listed as the reason for significant portfolio turnover rate variation, please confirm whether "volatile market conditions" explains past portfolio turnover rate variation or anticipated portfolio turnover rate variation.

Response:  The referenced language now reads as follows:  "The fund experienced volatile market conditions over the last two fiscal years."

Part II—Investment Restrictions

19.
Staff Comment:  In Fundamental Policy No. 1 for Dreyfus AMT-Free Municipal Reserves, Dreyfus BASIC California Municipal Money Market Fund, Dreyfus BASIC Massachusetts Municipal Money Market Fund, Dreyfus BASIC New York Municipal Money Market Fund, Dreyfus BASIC S&P 500 Stock Index Fund, Dreyfus Bond Market Index Fund, Dreyfus Disciplined Stock Fund, Dreyfus Money Market Reserves, Dreyfus Small Cap Fund, Dreyfus Tax Managed Growth Fund and Dreyfus U.S. Treasury Reserves, it states:  "The purchase or sale of futures contracts and related options shall not be considered to involve the borrowing of money or issuance of senior securities."  Please explain the basis for this determination.

Response:  The funds will segregate assets or otherwise cover exposures under futures contracts and related options, in accordance with Investment Company Act Release No. 10666 (Apr. 18, 1979) and other published guidance of the Commission and the Staff, to prevent the entry into such futures contracts and options from being considered a borrowing of money or the issuance of senior securities.

20.
Staff Comment:  In Fundamental Policy No. 1 for Dreyfus Mid-Cap Growth Fund, it states:  "For purposes of this Fundamental Policy, investments in options, forward contracts, futures contracts (including those relating to indices), options on futures contracts or indices, and other financial instruments or transactions for which assets are required to be segregated including, without limitation, reverse repurchase agreements, shall not constitute borrowing."  Please note that such securities are not required to be segregated, as such securities could be considered senior securities instead.

Response:  Since the funds, as open-end companies, could only issue or sell a senior security by borrowing from a bank (pursuant to Section 18(f)(1) of the 1940 Act), and since the investments listed above ordinarily are not bank borrowings, we do not believe that these investments are permissible senior securities that could be issued or sold by the funds.

21.
Staff Comment:  With respect to Fundamental Policy No. 4, please disclose that the fund's industry concentration policy will apply to municipal securities if the payment of principal and interest for such securities is derived solely from a specific project and that, in that situation, the fund will consider such municipal securities to be "in an industry."

Response:  The following statement has been added following the list of investment policies:

For purposes of the fundamental policy regarding industry concentration, a fund's industry concentration policy will apply to municipal securities if the payment of principal and interest for such securities is derived solely from a specific project that (such municipal securities will be deemed to be in an "industry").

Part III—Additional Information About Investments, Investment Techniques and Risks—All Funds other than Money Market Funds—Investment Companies—Private Investment Funds

22.	Staff Comment: Please confirm that no more than 10% of a fund's assets are invested in private investment funds.

Response:  Management of the Registrant has confirmed that no more than 10% of a fund's assets are invested in private investment funds.

Part III— Additional Information About Investments, Investment Techniques and Risks—All Funds other than Money Market Funds—Derivatives

23.
Staff Comment:  The first sentence in the eighth paragraph states:  "The funds have claimed exclusions from the definition of the term "commodity pool operator" under the CEA…"  Please confirm that the funds have claimed the exclusions and not the Adviser.

Response:  The funds, not the Adviser, have claimed the referenced exclusion.

24.
Staff Comment:  Please revise the second sentence in the eighth paragraph to read as follows:  "The funds will be limited in their ability to use futures contracts or options thereon or engage in swap transactions and potentially certain types of forward transactions if the funds continued to claim the exclusion."

Response:  The requested change has been made.

25.	Staff Comment: Please update the last three sentences in the eighth paragraph as the disclosure appears outdated.

Response:  The referenced disclosure has been updated in light of developments since the filing of Amendment No. 157.

Part III—Taxation—Possible Legislative Changes

26.	Staff Comment: Please update this section as the disclosure appears outdated.

Response:  The referenced section has been updated in light of developments since the filing of Amendment No. 157.

General

27.
Staff Comment:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require.  Since the Registrant and its management are in possession of all facts relating to the funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the Registrant acknowledging that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment;

•	Staff comments or changes to disclosure in response to Staff comments in the Amendment reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Amendment; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The requested letter from the Registrant is filed with this letter.

*     *     *     *     *     *     *     *

We hope the Staff finds that this letter and the revisions in the Amendment are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6173.

Very truly yours,

/s/ Linda Y. Kim
Linda Y. Kim

DREYFUS INVESTMENT FUNDS
200 Park Avenue
New York, New York 10166

January 31, 2013

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Karen L. Rossotto

Re:	Dreyfus Investment Funds (the "Registrant")
File Numbers: 33-08214; 811-04813

Ladies and Gentlemen:

At the request of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), the undersigned Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in Post-Effective Amendment No. 158 to the Registrant's Registration Statement on Form N-1A (the "Amendment");

•	Staff comments or changes to disclosure in response to Staff comments in the Amendment reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Amendment; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

DREYFUS INVESTMENT FUNDS

By:	/s/ James Bitetto
James Bitetto
Vice President and Assistant Secretary